UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Tommy Hilfiger Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G8915Z102

(CUSIP Number)

Megan Kelleher

Sowood Capital Management LP

500 Boylston Street, 17th Floor

Boston, Massachusetts 02116

(617) 603-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. G8915Z102	SCHEDULE 13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sowood Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,798,000 shares
8. Shared Voting Power 0
9. Sole Dispositive Power 5,798,000 shares
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IA

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of Tommy Hilfiger Corporation (the “Issuer”), which has its principal executive offices at 9/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wen, Kowloon, Hong Kong.

Item 2. Identity and Background

This statement is filed by Sowood Capital Management LP (“Sowood”), a Delaware limited partnership. The principal executive offices of Sowood are located 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116. Sowood is an investment manager.

Information relating to each of the directors, executive officers and controlling persons of Sowood is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the directors, executive officers and controlling persons of Sowood is a citizen of the United States of America.

To Sowood’s knowledge and belief, neither Sowood nor any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). To Sowood’s knowledge and belief, neither Sowood nor any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On January 23, 2006, Sowood Capital Management LP (“Sowood”) sent an open letter to Mario L. Baeza and the independent directors of Tommy Hilfiger Corporation (“TOM”) regarding the announced sale of TOM to Apax Partners (“Apax”). As a follow-up, Sowood plans to meet with Mr. Baeza, the Chairman and an independent director of TOM, and the Board’s advisors to discuss and recommend, among other things, alternatives to Apax’s announced proposal.

The securities of the Issuer acquired and held by Sowood were acquired in the ordinary course of business and were not acquired for the purpose of or, except as set forth herein, with the effect of changing or influencing control of the Issuer.

Except as described above, Sowood does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Sowood reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

Item 5. Interest in Securities of the Issuer

(a) Sowood is the beneficial owner 5,798,000 of shares of Common Stock (approximately 6.3% of the shares of the Issuer’s issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC). Beneficial ownership of the securities held by Sowood Alpha Fund Ltd., a company with limited liability incorporated in the Cayman Islands, and Sowood Alpha Fund LP, a limited partnership formed under Delaware law, has been granted to Sowood Capital Management LP, a limited partnership formed under Delaware law, pursuant to investment management agreements between Sowood Capital Management LP and each of Sowood Alpha Fund Ltd. and Sowood Alpha Fund LP. Of the shares of Common Stock reported herein, 5,002,719 are held for the benefit of Sowood Alpha Fund Ltd. and 795,281 are held for the benefit of Sowood Alpha Fund LP. The general partner of Sowood Alpha Fund LP is Sowood Associates LP, a limited partnership formed under Delaware law.

(b) Sowood has sole power to vote and sole power to dispose of the shares to which this Schedule 13D relates.

(c) Between January 23, 2006 and February 9, 2006, Sowood bought no shares of Common Stock of the Issuer.

(d) The shareholders of Sowood Alpha Fund Ltd. and the limited partners in Sowood Alpha Fund LP may receive distributions of amounts including dividends from, or the proceeds from the sale of, the securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable

Item 7. Materials to be Filed as Exhibits

The following documents are filed as Exhibits to this statement:

Exhibit A: Information concerning the directors, executive officers and controlling persons of Sowood.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006	SOWOOD CAPITAL MANAGEMENT LP By: Sowood Capital Management LLC, its general partner

	By:	/S/ MEGAN KELLEHER
Name: Megan Kelleher Title: Authorized Signatory

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF SOWOOD

CAPITAL MANAGEMENT LP

The names of the directors and executive officers of Sowood and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director, executive officer or controlling person is c/o Sowood Capital Management LP, 500 Boylston Street, 17th Floor Boston, Massachusetts 02116.

Name	Office/Position
Jeff Larson	Managing Partner
Stuart Porter	Managing Partner
Megan Kelleher	Managing Partner

CONTROLLING PERSON OF SOWOOD CAPITAL MANAGEMENT LP

Sowood Capital Management LLC is the general partner of Sowood. The managing member of Sowood Capital Management LLC is Jeffrey B. Larson.